Exhibit 1.01

Ultralife Corporation

Conflict Minerals Report for the

Reporting Period from January 1, 2022 to December 31, 2022

Introduction

Ultralife Corporation has prepared this Conflict Minerals Report (“Report”) for the reporting period from January 1, 2022 to December 31, 2022, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the Securities and Exchange Commission ("SEC") pursuant to the Rule.

As used herein, the terms "Ultralife”, “the Company”, ‘we”, "our”, and “us”, unless the context otherwise requires, mean Ultralife Corporation and its subsidiaries. References in this Report to internet websites and certain of our internal policies and procedures are provided for reference only. The referenced documents and information available through these websites are not incorporated by reference into this Report.

The term "Conflict Minerals" is defined in the Rule and refers to columbite-tantalite (coltan), cassiterite, wolframite (or their derivatives tantalum, tin, and tungsten, respectively), or gold ("Conflict Minerals" or "3TG"). The Rule imposes reporting and disclosure obligations on SEC registrants in the event 3TG were necessary to the functionality or production of products manufactured or contracted to be manufactured ("Necessary 3TG") by such registrants during the reporting period for which the Report is filed.

In summary, the Rule requires such registrants to conduct a reasonable country of origin inquiry (“RCOI”) with respect to the sourcing of Necessary 3TG and file a description of the RCOI performed and the results of such RCOI. If the registrant determines or has reason to believe that Necessary 3TG may have originated or did originate from the Democratic Republic of Congo or adjoining countries (collectively, the “Covered Countries”), and were not or may not be derived from scrap or recycled sources, the Rule requires the exercise of due diligence on the source and chain of custody of the Necessary 3TG, including making an effort to determine whether trade in these minerals directly or indirectly financed or benefitted armed groups in the Covered Countries, and to provide a Conflict Minerals Report as an exhibit to its Form SD.

Company Business and Products

Ultralife Corporation offers products and services ranging from power solutions to communications and electronics systems to customers across the globe in the government, defense, and commercial sectors. With an emphasis on strong engineering and a collaborative approach to problem solving, we design and manufacture power and communications systems including rechargeable and non-rechargeable batteries, charging systems, communications and electronics systems and accessories and custom-engineered systems related to those product lines.

We report our results in two operating segments: Battery & Energy Products and Communications Systems. The Battery & Energy Products segment includes Lithium 9-volt, cylindrical, thin cell and other non-rechargeable batteries, in addition to rechargeable batteries, uninterruptable power supplies, charging systems and accessories. The Communications Systems segment includes RF amplifiers, power supplies, cable and connector assemblies, amplified speakers, equipment mounts, case equipment, man-portable systems, integrated communication systems for fixed or vehicle applications and communications and electronics systems design. Additional information about our business and products is included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Supply Chain

Our supply chain is complex. There are generally several tiers of suppliers between Ultralife and the mines from which Necessary 3TG are sourced. We do not directly utilize 3TG in our manufacturing process. We rely upon our direct suppliers to provide information on the origin of 3TG contained in the components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.

Reasonable Country of Origin Inquiry

We conducted a good-faith RCOI in our effort to determine the country of origin of our Necessary 3TG. We identified our direct suppliers from which we acquired components and materials that potentially contain 3TG (generally, our suppliers of electronic circuitry and electronic components). Via written communication to each, we expressed our commitment to the Rule and our expectation that they exercise diligence in providing us 3TG sourcing information. We requested that they provide 3TG sourcing information in the form of the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) as developed by the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT is a standardized form developed to facilitate the transfer of 3TG-information through the supply chain, including information for the smelters and refiners (“SOR”) sourced. We received responses from 65% of the suppliers. Upon initial review of the responses, we noted some suppliers were unable to determine the origin of its 3TG and whether the 3TG were derived from scrap or recycled sources. We also identified information provided by certain suppliers which was incomplete or otherwise warranted follow-up with the supplier.

Based on the results of our RCOI, the Company is unable to determine whether our Necessary 3TG originated in the Covered Countries or was derived from scrap or recycled sources. Accordingly, pursuant to the Rule, we have exercised due diligence on the source and chain of custody of our Necessary 3TG.

Due Diligence Process

We have taken the following measures to conform our due diligence process with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition and related Supplements on Tin, Tantalum and Tungsten and Gold (collectively, the “OECD Guidance”). Summarized below are the key aspects of our due diligence process as they relate to the five-step framework set forth in the OECD Guidance.

1.	Establish strong company management systems:

a.	Establish and operate an internal cross-functional management conflict minerals team.

b.	Report the results of our RCOI and due diligence process to the Audit Committee of our Board of Directors.

c.	Enhance controls and transparency over the supply chain using RMI tools and resources and those of similar reputable organizations.

d.	Retain records in accordance with our internal record retention policy.

e.

Establish a hotline and website for use by employees, as well as third parties such as suppliers and customers, to report actual or suspected wrongdoing or other grievances, including those relating to 3TG sourcing:

https://investor.ultralifecorporation.com/contact-the-board

2.	Identify and assess risks in our supply chain:

a.	Identify suppliers that provide components potentially containing Necessary 3TG.

b.	Request sourcing information for Necessary 3TG from identified suppliers.

c.	Review supplier responses for completeness and accuracy and follow-up with suppliers as needed.

d.	Compare SOR information provided by our suppliers to the RMI lists of validated, compliant, and active SORs.

e.	Identify geographic location of each SOR and country of origin of 3TG to the extent reasonably possible.

f.	Utilize tools and resources of the RMI and publicly available information (e.g. news articles) to identify evidence of known or alleged conflict sourcing or other human rights abuses.

3.	Design and implement a strategy to respond to identified risks:

a.

We have exercised due diligence on the source and chain of custody of Necessary 3TG that we had reason to believe may have originated from the Covered Countries and may not have come from scrap or recycled sources. See further discussion below regarding the due diligence undertaken and the corrective action steps we intend to take as we continue to work with our suppliers in our effort for continuous improvement and mitigation of risk that our Necessary 3TG directly or indirectly financed or benefitted armed groups in the Covered Countries.

4.	Independent third-party audits of smelters and refiners:

a.

We support the Responsible Minerals Assurance Process (“RMAP”) developed by the RMI which uses an independent third-party auditor to identify SORs that have systems in place to assure sourcing of only conflict-free materials. We do not have any direct relationships with SORs that process 3TG and we therefore do not perform or direct audits of such entities.

5.	Report on supply chain due diligence:

a.	A copy of this Report and the associated Form SD as filed with the SEC are available on our corporate website at https://investor.ultralifecorporation.com/investor-relations.

Due Diligence Performed

Our due diligence process consists of the systematic review and analysis of the responses provided to us by our suppliers, as well as communication and follow-up with our suppliers based on the results of our review, in an effort to identify the source and chain of custody of our Necessary 3TG. We reviewed the CMRTs provided for completeness, accuracy and internal consistency and compared SOR information provided to the RMI list of validated SORs. We flagged incomplete and contradictory responses, potentially inaccurate information and SORs not on the RMI list of validated SORs, and asked the supplier to verify the information and update the CMRT as necessary.

SORs identified by our suppliers were assessed for risk based on various defined criteria, including evidence of known or alleged unethical or conflict sourcing or other human rights abuses, the geographic location of the SOR, including its proximity to the Covered Countries, as well as whether the SOR has been found to be “conflict-free” by a recognized third-party program such as the RMAP or are deemed as “active” by the RMI (committed to undergo a RMAP audit or are participating in a cross-recognized certification program). Based on these criteria, we found certain SORs to pose a heightened level of risk. However, in all such cases, these SORs were identified by our suppliers at the company-level rather than for only those components supplied to us, and therefore we are unable to determine whether Necessary 3TG are sourced from these SORs. We will continue to actively work with our suppliers to specifically identify the SORs sourced in our supply chain and take further corrective action to the extent deemed necessary.

Risk assessment and due diligence results findings were reported to senior management.

Continuous Improvement Efforts to Mitigate Risk

Ultralife is committed to complying with the Rule and the responsible sourcing of our supply chain. Our RCOI and due diligence processes continue to evolve and improve. We engaged a third-party consultant to assist us with our RCOI and due diligence processes and to help us build upon the improvements achieved in recent years, which include the following:

a.	Increased the number and quality of supplier responses through active engagement with our supply chain;

b.	Identified a greater number of SORs potentially sourced in our supply chain for Necessary 3TG;

c.	Established defined risk assessment criteria to identify SORs which present a heightened level of risk;

d.	Continued communication to our suppliers to emphasize our commitment for a conflict-free supply chain and our expectation of their full cooperation, support, and diligence in this effort.

We have taken, or intend to take, the following steps to improve our process and further mitigate the risk that our Necessary 3TG directly or indirectly financed or benefitted armed groups in the Covered Countries:

a.	Make publicly available and direct our suppliers to our Conflict Minerals Sourcing Policy on our corporate website;

b.	Actively work with our suppliers to identify SORs specific to our Necessary 3TG (at the component-level);

c.	Continue to work with our suppliers to determine whether our Necessary 3TG are sourced from heightened-risk SORs;

d.	Escalate requests to our non-respondent suppliers and consider the need for further corrective action.

Cautionary Note Concerning Forward-Looking Statements

This Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future business practices and performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "intends," "strategy," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.